FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2006

VIDÉOTRON LTÉE

(Name of Registrant)

300 Viger Avenue East, Montreal, Canada, H2X 3W4

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes	☐	No	☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

VIDÉOTRON LTÉE

Filed in this Form 6-K

Documents index

1-	Press release dated January 4, 2006.

Isabelle Dessureault General Manager, Communications Telephone: (514) 380-7501 Mobile: (514) 295-0304
PRESS RELEASE	For immediate release

VIDEOTRON BUSINESS SOLUTIONS CREATED

OPERATIONS OF VIDEOTRON TELECOM LTD. NOW FULLY INTEGRATED INTO VIDÉOTRON LTÉE

Montréal, Québec, January 4, 2006 – Vidéotron ltée has announced that the operations of Videotron Telecom Ltd. are now fully integrated into those of its Vidéotron ltée. The two companies were merged on January 1, 2006 and Videotron Business Solutions, has been created within Vidéotron.

Videotron Business Solutions provides a full line of business telecommunications services: telephony, high-speed data transmission, Internet access, hosting and cable television. It serves businesses, public agencies, and other providers of telecommunications services in Canada.

For more than 16 years, Videotron Telecom has been primarily a provider of telecom services to large businesses. In its new incarnation as Videotron Business Solutions, the organization now offers a wider range of services to small and medium-sized businesses.

“Videotron Business Solutions delivers services tailored to the specific needs of business people,” said Jean Novak, President, Videotron Business Solutions. “We provide personalized support and one-stop shopping for all business telecom needs.”

The merger of Videotron Telecom Ltd. and Vidéotron ltée also makes it possible to combine the two organizations’ best management practices and distinct areas of expertise. The process has already begun to yield results, such as the accelerated roll-out of residential cable telephone service by Vidéotron ltée in 2005.

Vidéotron’s ongoing investments in its plant have produced the most modern telecommunications network in Québec. Vidéotron is the only company in its service area to offer all its wired telecommunications services via its broadband network.

Vidéotron ltée (www.videotron.com), a wholly owned subsidiary of Quebecor Media Inc., is an integrated communications company engaged in cable television, interactive multimedia development, Internet access services and residential telephone service. Vidéotron is a leader in new technologies with its illico interactive television system and its broadband network, which supports high-speed cable Internet access, analog and digital cable television, and other services. As of September 30, 2005, Vidéotron was serving 1,472,000 cable television customers in Québec; including over 425,000 illico subscribers. Vidéotron is also the Québec leader in high-speed Internet access, with 607,000 subscribers to its cable modem and dial-up services. In addition, Vidéotron provides residential telephone service to more than 96,000 customers in Montréal, Montréal South Shore and North Shore, Laval and the Québec City area.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDÉOTRON LTÉE

(S) Claudine Tremblay

_________________________________

By:	Claudine Tremblay
Assistant Secretary

Date:	January 5, 2006